August 27, 2010

Mr. Tim Buchmiller
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3030
Washington, DC  20549

Dear Mr. Buchmiller:

We are in receipt of your comment letter dated August 13, 2010.  Further to our conversation and due to the nature of the comments, we are requesting an extension to file our response until September 8, 2010.

Sincerely yours,

/s/ Adrian Goldfarb
Adrian Goldfarb
Chief Financial Officer